Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a transcript of a fireside chat, featuring René Jones, Chief Executive Officer of M&T Bank Corporation, and Darren King, Executive Vice President and Chief Financial Officer of M&T Bank Corporation, which occurred during the 2021 RBC Capital Markets Global Financial Institutions Conference held on March 10, 2021, a video replay of which was made available on M&T Bank Corporation’s investor relations website.

Gerard:	Good morning everyone. This is Gerard Cassidy from RBC Capital Markets. Welcome to our 25th Annual Financial Institutions Conference. In our next fireside chat we have M&T Bank Corporation. And as some of you know, it’s the 16th largest bank with about $143 billion in assets. But with the recently announced acquisition of People’s United, it throws them up into the 11th largest bank in the country with $200 billion in assets, when that deal closes later this year.

The company’s market cap is approximately $20 billion and the stock trades at about 1.4 times book. Has a dividend yield of just under 3% at 2.9%. And the company is probably one of the best managers of capital over the last 25 plus years. But with the deal pending, there is no buybacks going on at this time.

We are very pleased to have with us today René Jones, Chairman and CEO of M&T Bank Corporation. As many of you know, René joined the bank way back in the early ‘90s and has been instrumental in their growth over that time period, and now, of course, has been CEO and Chairman since the end of 2017.

Also joining us is Darren King, Executive Vice President and CFO. Darren has been CFO since May of about 2016, and was head of Retail Banking prior to that. And Darren also has been at the bank quite a number of years, joining them in 2000. René and Darren, thank you so much for joining us today.

René:	Thanks Gerard, good to see you.

Gerard:	What I’d like to start off with, René, before we touch on the People’s United transaction, I’m really interested in getting your view. When you take a look at obviously last year — and I know this is an overused word, unprecedented — but it was an unprecedented year in our lifetimes last year. And could you share with us, aside from the pandemic itself, what were some of the big surprises that you encountered? And how did M&T handle those surprises; and what are some of the lessons you learned?

René:	It’s really hard to say, aside from the pandemic. Because in terms of surprises, I think probably the first one was the nimbleness of our workforce, their ability to shift and to not only meet their customer needs, as they had before, but if you look back over the course of the year, we talk about it in our letter, so many things improved. In a year where people were working from home, we had a 6 point improvement in our net promoter score in retail. Just think about that.

You would expect that something would not be quite the same. But our ability to meet the customers’ needs, whether it be through deploying digital capabilities that we had in the works at the time. But maybe even just our team’s willingness to go the extra mile really was something that you could have never predicted for it to come out as well as it did.

I think the second one is an old one. That we renewed this idea that M&T and the way we operate is more meaningful to customers during really difficult times. And you now Gerard, this is a story that even predates me. I got here in 1992, quite frankly, I thought the story was over by the time I got here.

But the ability of the organization to really be relevant during economic downturns, and oftentimes that turns into opportunities for growth as well, was sort of renewed again. I can’t help but think that we talk about it a lot, but when you see it, you’re always really surprised by it.

And then I probably would talk about I think, well we knew this, I think our operating model emerged as more relevant than ever. And if you think about 2016 and 2017, the narrative was you have to be really, really big. Or you had to be big because you needed national scale, and you needed national brand. And what we found was that people really wanted to deal with people who were very familiar with them, in times of really difficult needs.

And so our ability to sort of improve our space around tech, be digitally forward, but combine that really with being locally focused, I think really emerged to say that as we sort of come out of the pandemic, we’re going to run even harder with the operating model that we have.

Gerard:	Very good René. Pivoting over to the big news, of course, your transaction that you announced recently. Can you touch on some of the specifics of the acquisition? But can you tie it into how it complements the work you guys have been doing all along? That’s the part I think that maybe we all don’t fully appreciate on what the focus has been, and now how this ties into that.

René:	Yeah. I mean we’ve been working on things that have been talked about in the industry for a very long time. We have our own brand of it. You know that when I took over as CEO, we were scaling around talent and different disciplines. We were working on building our agile factory. The center of that was putting up our tech hub as a symbol of sort of being tech forward and attracting talent.

And all of those things, if you think about it, probably ’17, ’18, ’19, although our returns were fantastic, people were talking about geez, you’re spending a lot of money. And we have always believed that you need to have those modern capabilities in order to be relevant to your customer and have better customer experience.

If you step way back and think about it, if you measure it across industries, banking has never really been top of the list in terms of customer experiences. And so going forward, you were going to need to make that investment.

As you step back, I’ve known Jack Barnes for a very, very long time, our companies have known each other for a very long time. And over time, we would have discussions about those types of things. How do you really scale technology? Do you need transformation offices? How do you really ramp up digital and get the capabilities to do that?

And we over time would share things like how do you run business banking? What is it that makes M&T’s business banking go so well? Because we’re typically an open book.

And really what came out of that is we got to know each other’s cultures and our belief systems. And when you look at People’s United, the way they operate on the ground, in the communities, heavily focused on making those communities better and being very close to the customer, you pretty quickly saw the ability to deploy lots of investment that we had made and turn it into local scale, to provide that – as opposed to actually both firms doubling down their investment. We figured we could take what we had and we could actually turn the integration into much more of a growth story.

If you think about the idea that both companies are outstanding in credit; both companies have high deposit share, number one, two or three in most of their content markets; that these were two really healthy firms. And instead of playing catchup, what we could do is divert those resources into actually running and delivering the value to the customer at a much faster pace. So we think it’s a bit of a growth story, maybe more so than some of them we’ve done in the past.

Gerard:	René, can you share with us on this transaction, specifically, were there any markets that were particularly attractive to you, that they have presence, and you’re not there yet? And how did that play into the thinking about joining forces with People’s?

René:	Yeah, that’s a good question. I would say not really, not really any one market was more attractive to us. I think that you know our operating model and we believe that it’s not about the idea that in a geography or an MSA that’s growing; therefore, you will grow. It’s really about can you add more value for the existing customers that are there than other institutions.

And so when you start in Vermont, with number one market share, to me, that’s highly attractive. Very, very attractive. When you start with number two share in Connecticut or number one in Fairport and so forth, to me that’s highly attractive.

We also love the idea that we’re 8th in Boston, in part because we think there’s a lot of room to grow there; and we don’t think that there’s an institution that sort of mimics how we operate on the ground. I often say, I’ve often said — you’ve heard me say it – there’s not an M&T in New England.

And so, no, I think all the markets are equally attractive to us; and quite frankly, a lot of them are very similar to the places that we thrive in. And people have asked us over the years, how is that possible? One of the most important things to me is the core deposit base and the stability of that core deposit base. More so than the idea that maybe I could be in Florida where there are more people going.

Gerard:	You know, that’s interesting. Go ahead Darren.

Darren:	I was going to say, we’d be remiss not to say how important the Portland, Maine market is, because there’s a certain influential analyst there that we wanted to make sure we were nearby.

Gerard:	There you go. And the branch is across the street from my office, so I guess I’ll be able to maybe experience firsthand that M&T service.

Darren:	We sure hope so.

Gerard:	There you go.

René:	You could easily shop us, that’s good.

Gerard:	Yes, there you go. René, you touched on something that is very interesting for profitability, about the market share. You mentioned Vermont. People’s is obviously legacy Chittenden bank that they bought years back was the number one player in Vermont. They’ve got a very strong market here in Fairfield County, Connecticut.

And so when you look at those deep market shares, can you share with us – and you touched on it with your Florida comment – so many the investors are always after growth, growth, growth. And I don’t think they’ve fully appreciate how much better it can be in a market where you’re number one or two. And if you don’t have the top digit growth, you still can do very well. Can you maybe give us a little color on that?

René:	Yeah, sure. I mean first, let’s just start with a stat. So we’ve now got a combined, have a footprint with over 20% of the US population, over 25% of the GDP of the US. So that’s our playground that we’re going to operate in.

I think the second thing to point out is that you almost have to ask somebody when they talk about growth, define growth. And so if you think about growth, as often we hear people do, about loan growth, so on the asset side, if you think about what’s been happening in the industry, that’s really becoming commoditized., the ability to actually deploy capital in the form of loans.

Ten years ago you didn’t have all the private investment funds that are actually doing that today. You’ve got the internet companies that are doing that. They don’t care where you live. Right? But in terms of retail banking, in terms of the raw materials – to a New England guy I like to say the cream filling for the Dunkin Donuts – but that is what actually allows you to be stable and to change your overall firm’s growth prospects, without actually taking outsize risk.

So we could easily grow the balance sheet. I don’t know that we could easily grow the balance sheet significantly faster than GDP without taking on up more risk. But in terms of what makes the franchise have long-term, enduring capability, its deposit, core deposits and relationships.

And so those tend to grow at a GDP, if you’re pretty good, maybe you can outperform GDP over long periods of time. But as long as you’re combining that with the right risk management, right risk appetite, we think you could produce really above average risk adjustment returns. So growth, for growth sake, has never been something that we’ve been interested in.

Gerard:	You’ve already touched upon the cultures of the two organizations with your relationship with Jack over the years, talking about banking, which is always a number one – and I’m preaching to the choir since you guys have done so many deals and you know it so well about the cultural differences, how that could hurt a deal – but the second area of importance that we’ve discovered over the years is the integration of the systems.

You guys have obviously moved a lot of people in-house in your IT areas. I think you just touched on about the tech center in Buffalo. Can you share with us your comfort level of integrating the systems with People’s? And maybe compare that to five years ago, before you made this big commitment into technology.

René:	Yeah, okay. I guess where I’d start is there’s a couple of things that are unique but are not new. One of which is that we’ve always maintained one set of core systems. So we’re not on multiple systems. We’ve always maintained that just being simpler is going to be much easier in terms of conversion, in terms of risk management.

And then when you go to the People’s side, a significant, the lion’s share of their technology is outsourcing to a provider, a provider actually we know and who’s pretty adept. So that really, relative to other transactions, it simplifies this, lowers the risk of conversion. It’s actually what allows us to move so fast in terms of what Darren has indicated about the timing of conversion.

The thing that I think is different is that prior to 2017, yeah, that’s probably a good benchmark, we engaged in technology by having a waterfall approach, which meant we would do very, very, very large projects. And we would work on them over the course of a year and then deploy them in bulk. And then we’d go back to work on the next thing.

But what we’ve been able to do is sort of reshape the way in which we work. People call it an agile fashion. But really what we’ve been able to do is to break our work down into component parts so that we have a lot of continual improvement.

So if you think about it, we’ve got a big funnel of activities that we’ve looked at from talking to the customers; and then we’ve got a machine that can get that throughput. And it’s more likely that what we’ll do, as go through the period of conversion, is we’ll be able to slow the factory down, as opposed to shut it down.

And so if you think about it today, just take one particular area, our call centers that we have outstanding. Today, a year ago we were really struggling with capacity because of the way that they were designed. Today we’ve started to unleash that capacity. But then we’ve got several projects underway where we’re also able to sort of look at things like AI, voice recognition.

We’re able to take that voice recognition and then start saying okay, we’re going to split up our call center into three types of things. We’ll send you to chat because you’re calm. We’ll send you over here because you need a little bit more service. Or you’ll be able to get online with an actual person.

If you think about those component parts, we can start deploying them when and where they make sense, or we can sort of scale them down in an interim basis to do the things that we need to do in the integration, but ramp them back up really quickly.

And the way that you’ll see that, it’s going to be not explained in terms of not good – a question that would be not informative would be how much did you spend on technology? The question is, how many stories did you deploy? How many things did the customer see? The feature functionality that changed over the last six months? So we’re much more nimble going into this acquisition. And I think for the first time.

Darren:	Just to build on that, René. If you think back over the last couple of large conversions that we’ve had, Hudson City was fairly straightforward, being predominately a thrift. It was a pretty straightforward conversion. And before that, it was Wilmington Trust, which brought a whole new set of businesses that we weren’t as familiar with.

When you look at People’s, it’s kind of down the middle and that there’s a set of businesses that we’re very familiar with, with core commercial lending, consumer deposits. But they do bring some businesses in the mortgage warehouse lending, as well as in the equipment finance space. And those shops run reasonably autonomously.

And so we’ll keep that technology in place and leverage that and scale it into our organization. And so it’s – we’re very cautious to make sure that we don’t treat any acquisition as cookie cutter, but the thought process is somewhat cookie cutter. In that you look at the product set, you look at the overlap between the two. You try to figure out where the differences are in the customer impacts.

You do the same thing with the technology, in understanding what changes are going to happen for your employees. Because if they get messed up, then the customer gets messed up. And that’s just not the place that you want to be.

And so that thought process is scalable. And then the last thing that I would add is that we have the benefit of a partner on the other side who’s also done this a number of times. And so they know what it looks like to do a conversion and an integration.

And so if you look at the combined years of experience and number of integrations between the two organizations, you’re probably not going to find a more experienced or seasoned group in the industry. And so you never take anything for granted. You always got to be aware of what’s happening and planning carefully and having contingencies. But when we look at the place we’re starting from, it feels good as ever about the ability to merge and convert these two institutions.

Gerard:	Very good. And maybe then just the last question on the transaction and then some other questions about what’s going on in day-to-day business. René, on the call, you guys talked about the efficiencies from bringing the two organizations together and the enhanced profitability that could be achieved. There’s not a significant amount of overlap, so are the efficiencies being conservative the way you looked at it? Or maybe too aggressive? Can you give us some color there?

René:	Yeah, no, that’s a good question. I think they’re right down the middle. I think if you just look at comparative transactions, they’re probably slightly below average, in terms of saves for a similar type of transaction. There’s not a lot of overlap.

And I think we are very conscious about it. Because what we know is that we obviously want to gain the synergies; we want to start off in the right structure and format. But at the same time, we know that to deploy our form of banking there, there will be investment that’s needed. And so to the extent that we are able to sort of self-fund those, with changing process over time and leading into it, I think sort of all of that is sort of left out in total.

I think a good example would be that as we begin to think about is both companies are serving small business customers, but I think sort of our approach probably on the ground and the model require more staffing than is there. And we’ll get that from sort of reshaping the existing franchise with the team that’s already on the ground.

I think really, we believe that after the initial synergies, we probably will be on a pattern of growth. We’d see a lot of opportunity.

Gerard:	Great, super. Thank you. Moving on to more day-to-day type questions, in the time that’s remaining, obviously 2020 was a remarkable year for banking. The pandemic credit pressures that all of you and your peers experience, but also loan forbearances were also there, as well as a drop in interest rates back to zero interest rates and the pressure on the margins that you all felt.

Maybe now as we look forward into ’21, can you share with us your thinkings on the macro environment and what that might do for the earnings for your organization, as well as maybe the industry?

René:	Yeah, I mean I think we’ve already seen that fortunately, things like the vaccines have come on earlier than we thought, or at least as early as we thought. So that’s been a great development. All of those positive trends means that it’s more likely that credit is not going to be what we all thought a year ago.

And then you’ve got to look at the stimulus packages, which I think are – I have to bifurcate them. I mean clearly, when you put this much money into the economy, you’re going to see GDP growth; you’re going to see a lot of activity emerge from this.

I think it might be a little bit – the form might be a little bit difficult, difficult to ascertain. Because there’s so much cash in the system that I think there’s a long way to go for people to be making the investments they need to make with cash. So you might not see a robust growth in the loan books, but you’re going to see a lot of payment activity. You’re going to see a lot of healthy activity helping companies. So I think that’ll be great.

You know, I think we have to think about, we always have to think about what the macro effects will be from as much fiscal stimulus as we’ve seen. The numbers are really staggering. I was just looking at what Buffalo received from what was signed last night or this morning. And they are things that will move the economy.

And you have to begin to ask yourself, what are the trends that you see today that you’ve got to be careful with? And just to talk about a few, we talked about the idea that our job, in the letter, is always to sort of look a little bit further out and to understand what the next risk is, not what the last one is.

And a great example is already, if you think about we’re all focused on commercial real estate, anything that’s not warehouse or industrial is shut down. But another way to look at that is, the only thing that you can invest in with all the cash that you’re sitting on is warehouse and industrial. And we’re already seeing companies increase their limits for CRE so that they can go after more of that market. But it’s a crowded market, because it’s the only thing you can do. And you begin to see pricing and structure move away.

So automatically we’re constantly looking at those trends. I don’t think we have an answer to the amount of cash that’s in the system. But you can begin to see it. I mean we have one of the smallest security books today, because we’re a little cautious, that going out on the curve, while it would help us in 2021 and maybe even in 2022, we’re not so sure the economics make a lot of sense for the long term. So those are a couple things that we see.

Darren:	I might just pile on with one other thought that we hear, and are hearing again from clients is, they’re less concerned about access to capital, although that’s always a concern for the businesses. It’s more talent. And as we were getting into the late stages of the recovery, one of the biggest issues that our clients were grappling with is talent.

And the impact of minimum wage on their business and their ability to pass those costs through. And so it looks pretty good right now with where unemployment is and the opportunity to get – to add to your workforce.

But just kind of picking up on René’s comment about how quickly folks will invest. During the last cycle, people were slow to make investments in plant and equipment and inventory, until they really saw the growth come. And the way that they handled that capacity was through people.

And so when you put the two things together, that there’s – even though there’s a higher level of unemployment, there’s still a shortage of skilled labor and the excess cash, I think that’s the first place you start to see the recovery come back is by folks coming back into the workforce. And it’s going to quickly show that problem again, which is the lack of skilled labor. And I think that’ll be an issue that we’ll have to work through.

René:	I’d say unless you get a lot of the infrastructure spending that we’ve seen and are going to see, if it happens to be directed towards job training and workforce development, particularly in the high-skilled tech areas, you could unlock that and that could be really productive. If it’s not, you’ll have spent a lot of money and you’ll have shortage of the labor, which is vaingrowth. Right?

So the amount fiscal and monetary stimulus is so high right now. I think Gerard, it’s really hard to predict. I feel good about our prospects and the work we’re doing with core customers. That’ll be great in the coming years. But we need to step back and take some time to absorb the quantity of money that’s in the system.

Gerard:	I couldn’t agree with you more. It’s staggering. And throw – at the government level, they throw trillions around like what used to be billions. And it’s something that there’s going to be some sort of repercussions or consequences down the road. We’ll just have to navigate through them should they arise. But you guys, great insights on this subject.

Maybe going from the macro to the micro, Darren, in the remaining time that we have on the call here, can you give us any updates on your outlook for 2021 from your January earnings conference call, if anything may have changed if things are still steady as we go?

Darren:	Yeah, sure. I think the topline is steady as we go. And obviously the biggest change that’s happened in the last 60 days is the ten-year and all the action that we’ve seen there. And I think the biggest impact you’ll see there is less on the margin, since most of our assets tend to be priced off of shorter term benchmarks, like one-month LIBOR.

But if you look at the mortgage business and you start to see a little bit of a slowdown in maybe the refi activity, purchase still seems reasonably strong. But that’ll also impact the gain on sale margin. And so as we looked at and forecast for 2021, we did anticipate that we would see a slowdown in that revenue line item. Probably as much from margin compression, gain on sale margin, that is, compared to loan volume. But you’ll probably see a little bit of a slowdown in loan volume as well.

The nice thing is, is as that happens, prepayments slow in the servicing business should hold up fairly well and maybe even see some reversal of impairment charges. And so we’ve always looked at those businesses as they kind of offset each other and natural hedge each other. And so what we lose in one, we would expect to offset to a certain degree in the other.

Gerard:	Very good. And maybe just one last question on the current conditions, Darren. Any thoughts on loan loss reserve releasing? That’s been a big theme for investors in buying bank stocks so far this year. And any color of thoughts on what you guys are thinking about in terms of the loan loss reserves, relative to any releasing that could happen this year?

Darren:	Yeah. And I guess it’s something that obviously we go through at quarter end and true-up and look at what’s going on with the forward look for the economy. As we talked about on the call, we expect the year to be lumpy. So far, things have been fairly benign into the year and into the quarter. But there’s still a lot of uncertainty out there.

You recall that in the fourth quarter we moved about $500 million of loans onto non-accrual, mainly in leisure and hospitality space. And I don’t think that’s played itself out yet. We’ve seen some positive signs where we’re seeing some bookings go up with some of our clients. But it’s later in the year.

And so it’s encouraging that the bookings are happening and it’s an indication that people are getting more comfortable that they’ll be out traveling again – probably to René’s point about the vaccine – but until those show up in revenue and in NOI, it would be a little bit premature to take action on that.

We’ve got some portfolios where the strength, you can see strength and improvements. Other ones where it’s still not quite there yet. We’ll go through that process at the end of the quarter and make our determinations. But I guess in a nutshell, it would be hard to foresee that provision is increasing as we go through the year; and charge-offs I think will be a little bit lumpy, just as we work our way through the recovery.

Gerard:	Very good. Unfortunately, we’re up against the clock and as always, very insightful comments René and Darren. I greatly appreciate you participating in our conference this year. It’s always a real pleasure to have you with us. And now that your franchise is coming to Portland, and should you come to visit your new franchise area, the lobster rolls are on me. So look forward to seeing you maybe here.

René:	Same, look forward to it Gerard.

Gerard:	Okay, take care guys.

Darren:	Nice to see you. Take care.

Gerard:	Same here. Bye-bye.

END

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR

TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.